Exhibit 19

FOCUS UNIVERSAL INC.

THE SECURITIES TRADING POLICY

BACKGROUND

Focus Universal Inc. (the “Company”) prohibits Insider Trading by its directors, officers, and employees, as outlined in this Securities Trading Policy (“Policy”).

Insider Trading is generally defined as purchasing or selling the Company’s securities at a time when one is in possession of material non-public information about the Company and/or passing on that information to others. Insider Trading can result in significant civil and criminal penalties (i) for persons who trade in the securities of the Company, (ii) for persons who provide the inside information used by others who trade in the Company’s securities, and (iii) for the failure of controlling persons (such as directors or department managers) or the Company to take appropriate steps to prevent such acts before they occur. Equally important, any appearance in the market of impropriety on the part of the Company or its insiders could impair investor confidence in the Company and severely damage the Company’s reputation and business relationships.

Accordingly, the Company requires that its directors, officers, and employees comply with the Policy so that reasonable efforts are made to prohibit Insider Trading and avoid even the appearance of improper conduct. Moreover, although the Policy is expressly not intended to result in the imposition of additional legal liabilities that would not otherwise exist, the Company will consider any failure to observe these procedures a matter of extreme seriousness, including grounds for dismissal with cause.

The consequences of violating Insider Trading laws are overwhelming, and include, but are not limited to the following:

For individuals who trade on inside information (or tip information to others):

1)Potential civil liability of up to three (3) times the profit gained, or loss avoided;

2)Potential criminal liability (no matter how small the profit) of up to $1 million; and

3)Possible imprisonment of up to ten (10) years.

For the Company (as well as any other “controlling person,” which can include supervisory personnel) that fails to take appropriate steps to prevent illegal trading:

1)Potential civil liability of the greater of $1 million or three (3) times the profit gained, or loss avoided as a result of the employee’s violation; and

2)Potential criminal liability of up to $2.5 million.

THE POLICY

1. Prohibition Against Trading on or Disclosing Inside Information. If any director, officer, or employee of the Company has material information relating to the Company which has not yet been made public, neither that person nor any family members may buy or sell securities of the Company, or engage in any action to take advantage of, or pass on to others, that information until after such information has been generally disseminated to the public by press release or otherwise. As a rule of thumb, information has been generally disseminated to the public on the third business (trading) day following its public announcement. Thus, if an announcement is made on Friday, no trade should be executed before Wednesday, assuming in each case that all intervening week days are business (trading) days. However, this rule is only a guide and, as discussed below, you must pre-clear all trades with the Company’s CCO. This Policy also applies to material non-public information relating to any other company, including our suppliers or customers, obtained in the course of your employment. Thus, if any Company employee obtains material information about a supplier or customer which is not yet public, he should refrain from trading in the stock of the other company until a public announcement is made.

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2. Pre-clearance of All Trades by Directors, Officers, and Employees. To provide assistance in preventing unintentional Insider Trading violations and avoiding even the appearance of an improper transaction (which could result, for example, where a person engages in a trade while unaware of a pending development), all proposed transactions in Company stock by directors, officers, and employees of the Company, must be cleared at least twenty-four (24) hours in advance of the trade by completing and submitting the Company’s Securities Transaction Report (included as Exhibit A) to the Company’s Attorney, the Chief Financial Officer, the Chief Operating Officer or as a last resort, the Company’s outside SEC legal counsel. This requirement does not apply to the purchase of stock through stock option or warrant exercises, but would cover sales of the stock received upon the exercise of an option, and purchases and sales of puts, calls, straddles, options or warrants.

3. Material Information. You should assume that any information, positive or negative, which might affect the Company’s stock price, or otherwise might be of significance to an investor in determining whether to purchase, sell, or hold the Company’s stock, would be considered “material.” If there are any questions regarding materiality, please contact the CCO, or if unavailable, the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer or the Company’s outside SEC legal counsel.

4. Family Members. This Policy applies equally to your spouse and any relative living in your household. It also includes any corporations, trusts, limited liability corporations, partnerships or other entities that are directly controlled by you, your spouse and/or your children or relatives living with you. Employees are expected to be responsible for the trading activities of their family members. The Policy is also applicable to any transaction made by any person upon your recommendation and applies to transactions, in the name of any such person, by a trust or custodial account of which any such person is the beneficiary, in street name (i.e., the name of a stockbroker), for the account of any such person or in any other manner which might appear to result in any such person being able to direct the transaction or derive some benefit from the transaction. It is the substance of the transaction, not its form, which must be considered.

5. Examples of Material Information. Common examples of information that is regarded as material are: information contained in internal reports that is material to the Company; projections of future earnings or losses and results of operations that have not been released to the public (e.g. net sales to date in the current quarter); news of a pending or proposed merger, acquisition or tender offer; information regarding entering into or signing of significant licensing, development or other material agreements; news of a financing transaction or a consequential purchase or sale of assets; the declaration of a stock split or the offering of additional securities; major changes in management; significant new products; mining discovery or exploration results, milestones and developments; regulatory status, approvals or denials; and impending governmental action or changes in financial condition. This list is not exhaustive and is merely illustrative.

6. Controlling Person Liability. You are potentially liable as a “controlling person” if you knowingly or recklessly disregard an Insider Trading violation by a person under your supervision or control and you fail to take the appropriate steps to prevent the violation. The Company, its officers and directors, and supervisory personnel may all be “controlling persons” and therefore potentially liable. Thus, you must be alert to possible Insider Trading violations by the people you supervise, and you must take the appropriate measures to prevent such violations.

7. Public Information Trading Restrictions: Quarterly Trading Freeze. In order to further minimize the possibility of an inadvertent and unintended Insider Trading violation, any officer, director, or employee may not enter a trade during the three (3) business days prior to and three (3) business days following the release of quarterly and annual financial information releases.

8. Confidentiality. Serious problems could arise for the Company and you by an unauthorized disclosure of internal information. Any discussion of internal Company matters or developments with anyone outside of the Company is prohibited, except as required in the performance of your regular employment duties. This prohibition also applies to inquiries about the Company which may be made by the financial press, investment analysts or others in the financial community. Within the Company, care should be taken to ensure that conversations about confidential matters are not conducted in the presence of persons who do not need to know such information. Similarly, confidential information should not be communicated in a way that would allow it to be overheard in public places (such as restaurants, airplanes, elevators, etc.). Although employees can reasonably assume that office space is secure, consideration should be given to locking offices, file cabinets, or drawers containing particularly sensitive information.

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9. Company Assistance. Any person who has any questions about specific transactions or questions about this Policy should contact the CCO, or if unavailable, the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer or the Company’s outside SEC legal counsel. Remember, however, the ultimate responsibility for adhering to the Policy and avoiding improper transactions rests with you. In this regard, it is imperative that you use your best judgment and at all times comply with this Policy statement.

10. Certifications. Directors, officers, and employees are required to certify that they have read, understand and agree to comply with the letter and spirit of this Policy upon its initial dissemination; and new directors, officers, and employees will be required to provide the same certification upon their election or upon their employment with the Company. Additionally, officers, directors, and certain key employees are required to certify compliance on an annual basis.

11. Additional Rules for Directors and Officers. Though the Company’s stock is publicly traded, the Company directors and officers are not currently required to comply with reporting obligations and limitations set forth in Section 16 of the Securities Exchange Act of 1934, as amended (the “1934 Act”). Once the Company is required to comply with Section 16 of the 1934 Act, the individuals listed in Exhibit B, who have been identified by the Company as directors and officers for the purposes of Section 16 under the 1934 Act, will be required to follow the reporting obligations and limitations under Section 16 of the 1934 Act. The Company will provide a separate memorandum to its directors and officers regarding compliance with Section 16 and its related rules.

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SECURITIES TRADING POLICY CERTIFICATION

The undersigned hereby certifies to Focus Universal Inc. (the “Company”) and to its Officers and Directors as follows:

1. I have recently reviewed a copy of the Company’s Securities Trading Policy.

2. I agree to comply with the Company’s Securities Trading Policy.

Dated:_____________________

(Signature)

(Name Printed or Typed)

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EXHIBIT A

SECURITIES TRANSACTION REQUEST

1. I intend to affect the following transactions in the securities of Focus Universal Inc. (the “Company”).

_____ Purchase

_____ Sell

_____ Other:

            ___________________________________________________

            ___________________________________________________

2. The securities to be traded are:

_____ Company Stock

_____ Other:

            ___________________________________________________

            ___________________________________________________

3. The price at which the trade will occur is approximately $_______________.

4. The number of shares to be traded are ____________.

5. The planned transaction has been cleared in writing with the Corporate Compliance Officer or CEO, as evidenced by the initials below.

6. I certify that this transaction is being made in the ordinary course of my personal financial management and is not based on, and I am not aware of, any material information that is not publicly available.

7. This report is being submitted in accordance with the Company’s Securities Trading Policy.

Dated:_____________________

(Signature)

(Name Printed or Typed)

Corporate Compliance Officer or CEO: ______

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